BioRestorative Therapies, Inc.
40 Marcus Drive, Suite One
Melville, New York 11743
February 13, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:         BioRestorative Therapies, Inc.
Registration Statement on Form S-3
Filed February 7, 2023
File No. 333-269631
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioRestorative Therapies, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on February 14, 2023, or as soon thereafter as practicable. The Registrant hereby authorizes Fred Skolnik, an attorney with the Registrant’s outside legal counsel, Certilman Balin Adler & Hyman, LLP, to orally modify or withdraw this request for acceleration.
The Registrant hereby acknowledges that:
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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Skolnik at (516) 296-7048. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-3 effective to Mr. Skolnik via email at fskolnik@certilmanbalin.com  and via mail at Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, 9th Floor, East Meadow, NY 11554.
Very truly yours,

/s/ Lance Alstodt
Lance Alstodt
President and Chief Executive Officer
cc:  Certilman Balin Adler & Hyman, LLP